Exhibit 99.1

Rogers closes CDN$7 billion equity investment transaction

Proceeds will be used to repay debt

Rogers will maintain full operational control of its wireless network

TORONTO, June 20, 2025 – Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) today announced it has closed its CDN$7 billion equity investment from funds managed by Blackstone, backed by leading Canadian institutional investors.

Blackstone has acquired a non-controlling interest in a new Canadian subsidiary of Rogers that owns a portion of Rogers wireless backhaul transport infrastructure. Rogers is maintaining full operational control of its network and will include the financial results of the subsidiary in its consolidated financial statements.

“This transaction demonstrates the confidence investors have in Rogers and our world-class assets,” said Tony Staffieri, President and CEO. “With this significant investment, we are unlocking the unrecognized value of critical assets and executing on our commitment to de-lever our balance sheet.”

The investor group led by Blackstone includes Canada Pension Plan Investment Board (CPP Investments), Caisse de dépôt et placement du Québec (La Caisse), the Public Sector Pension Investment Board (PSP Investments), British Columbia Investment Management Corporation (BCI) and the Investment Management Corporation of Ontario (IMCO).

Additional information about the transaction and its terms and conditions is available under Rogers profile on SEDAR+ at www.sedarplus.ca.

About Rogers Communications Inc.

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For more information:

Media

media@rci.rogers.com

1-844-226-1338

Investor Relations

investor.relations@rci.rogers.com

1-844-801-4792